

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Albert Mitrani
Chief Executive Officer
Organicell Regenerative Medicine, Inc.
4045 Sheridan Avenue, Suite 239
Miami Beach, FL 33140

Re: Organicell Regenerative Medicine, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 15, 2021
File No. 333-257899

Dear Mr. Mitrani:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021, letter.

Form S-1/A filed December 15, 2021

Executive Compensation, page 59

1. Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K with respect to your last fiscal year ended October 31, 2021.

　　　　Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.

　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　　Office of Manufacturing

cc:　　Dale S. Bergman